Exhibit (A)(1)(L)

FORM OF

SUPPLEMENTAL NOTICE TO PARTICIPANTS AND BENEFICIARIES IN THE

CON-WAY [PLAN]

Date: September 28, 2015

The Tender Offer: Additional Documents

In the Notice to Participants and Beneficiaries in the Con-way [Plan] (the “Plan”), dated September 22, 2015, that was previously sent to you (the “Previous Notice”), you were informed that Canada Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of XPO Logistics, Inc., a Delaware corporation (“Parent”), has offered to purchase each of the issued and outstanding shares of common stock, $0.625 par value per share (the “Shares”), of Con-way Inc., a Delaware corporation (“Con-way”), for $47.60 net in cash, less any applicable withholding for taxes and without interest (the “TO Consideration”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated September 15, 2015 (the “Offer to Purchase”, which together with the related Letter of Transmittal and other related materials, as they may be amended or supplemented from time to time, constitute the “Offer”).

The Previous Notice described how to tender Shares allocated to your Plan account in the Offer, including the Plan deadline for tendering such Shares. Please refer to the Previous Notice for information regarding how to tender the Shares allocated to your Plan account in the Offer.

As indicated in the Previous Notice, enclosed are copies of the Offer to Purchase and Con-way’s Solicitation/Recommendation Statement on Schedule 14D-9, which sets forth, among other things, the recommendation by Con-way’s board of directors that Con-way shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. You are encouraged to review these materials, as well as the Previous Notice and the materials included with the Previous Notice, when considering whether to tender the Shares allocated to your Plan account.

IMPORTANT NOTE ABOUT COMPANY STOCK FUND BLACKOUT PERIODS

Whether or not you tender the Shares allocated to your Plan account in the Offer, any Company Stock Fund balances in your Plan account will be subject to a period of time during which you will be unable to make investments or other transfers in or out of, or to request loans or distributions related to interests in, the Company Stock Fund (a “Blackout Period”). The Blackout Period applies only to the Company Stock Fund portion of your Plan account; the portion of your Plan account that is not allocated in the Company Stock Fund will not be affected by the Blackout Period.

Whether or not you are planning retirement in the near future, we encourage you to consider carefully how the Blackout Period may affect your retirement planning, as well as your overall financial plan. It is very important that you review and consider the appropriateness of your current investments in light of your inability to instruct or diversify those investments during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the Blackout Period, and you would not be able to instruct the sale of such stocks from your account during the Blackout Period.

Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. However, given that the expiration date of the Offer was not established until September 15, 2015, less than 30 days in advance of the October 14, 2015 Offer expiration date, this notice could not be provided 30 days in advance.

One of two different Blackout Periods will apply to the Company Stock Fund portion of your Plan account, depending on whether you elect to tender your Shares: the Tender Blackout Period or the Merger Blackout Period. Each of these two Blackout Periods is discussed below.

Updated Tender Blackout Period Information

As discussed in the Previous Notice, during the Tender Blackout Period shown below, Participants and beneficiaries who elect to tender their Shares in the Offer will be unable to make investments or other transfers in or out of, or to request loans or distributions relating to interests in, the Company Stock Fund. The Tender Blackout Period is necessary to allow T. Rowe Price Trust Company, the directed trustee of the Plan (the “Directed Trustee”), time to respond to the Offer on behalf of participants and beneficiaries who elect to tender their Shares in the Offer and to allow for the delivery of the TO Consideration.

The Tender Blackout Period with respect to the Company Stock Fund is expected to begin and end as follows:

Inability to:	Targeted Start Date:	Targeted End Date:
Direct investments	October 9, 2015 (4:00 pm. Eastern Time)	Week of October 19, 2015
Request loans	October 9, 2015 (4:00 pm. Eastern Time)	Week of October 19, 2015
Request distributions	October 9, 2015 (4:00 pm. Eastern Time)	Week of October 19, 2015

NOTE: These Tender Blackout Period restrictions will apply only to the Company Stock Fund portion of your Plan account. The remaining portion of your Plan account will not be impacted during the Tender Blackout Period.

The Tender Blackout Period may be terminated in the event the expiration date of the Offer is extended for more than two (2) business days. In such case, a new Tender Blackout Period will be imposed from the new Plan Deadline to the date that the Plan receives and allocates the TO Consideration to Plan accounts.

You will receive an updated Tender Blackout Period notice if either the beginning or the end of the Blackout Period is extended.

You can determine whether the expiration date of the Offer has been extended and whether the Tender Blackout Period has started or ended by contacting T. Rowe Price at (800) 922-9945 during business days between 7:00 a.m. and 10:00 p.m., Eastern Time.

Merger Blackout Period for Participants/Beneficiaries Who Elect NOT to Tender their Shares

As discussed in the Offer, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Con-way (the “Merger”). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by (i) Con-way, Parent or Purchaser, which Shares will be canceled and will cease to exist, (ii) any subsidiary of Con-way or Parent (other than Purchaser), which Shares will be converted into shares of common stock of the surviving corporation, or (iii) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $47.60 per Share or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes (the “Per Share Merger Consideration”). As a result of the Merger, Con-way will cease to be a publicly traded company and will become wholly owned by Parent.

Participants and beneficiaries who do NOT elect to tender their Shares in the Offer will continue to be able to make investments or other transfers in or out of, or to request loans or distributions relating to interests in, the Company Stock Fund up until the commencement of the Merger Blackout Period shown below. The Merger Blackout Period is necessary to allow for the conversion of the non-tendered Con-way Common Stock held by the Plan into the right to acquire the Per Share Merger Consideration upon consummation of the Merger.

The Merger Blackout Period with respect to the Company Stock Fund is expected to begin and end as follows:

Inability to:	Targeted Start Date:	Targeted End Date:
Direct investments	October 14, 2015 (4:00 pm. Eastern Time)	Week of October 19, 2015
Request loans	October 14, 2015 (4:00 pm. Eastern Time)	Week of October 19, 2015
Request distributions	October 14, 2015 (4:00 pm. Eastern Time)	Week of October 19, 2015

NOTE: The foregoing Merger Blackout Period restrictions will apply only to the Company Stock Fund portion of your Plan account. The remaining portion of your Plan account will not be impacted during the Merger Blackout Period.

The Merger Blackout Period may be terminated in the event the expiration date of the Offer is extended for more than two (2) business days. In such case, a new Merger Blackout Period may be imposed.

You will receive an updated Merger Blackout Period notice if either the beginning or the end of the Merger Blackout Period is extended.

You can determine whether the Merger Blackout Period has started or ended by contacting T. Rowe Price at (800) 922-9945 during business days between 7:00 a.m. and 10:00 p.m., Eastern Time.

Subsequent Investment of Proceeds from Tender or Merger

Assuming the conditions of the Offer are satisfied and the Merger occurs, any TO Consideration or Per Share Merger Consideration received by the Plan in exchange for Shares in your Plan account will be allocated to your Plan account; at the direction of the Con-way Inc. Administrative Committee, all TO Consideration or Per Share Merger Consideration allocated to your Plan account will be invested by the Directed Trustee in one of the Plan’s existing target date funds according to your year of birth, as follows:

Date of Birth Range:	Target Date Fund:
1988 or after	Retirement 2055 Fund
1983 – 1987	Retirement 2050 Fund
1978 – 1982	Retirement 2045 Fund
1973 – 1977	Retirement 2040 Fund
1968 – 1972	Retirement 2035 Fund
1963 – 1967	Retirement 2030 Fund
1958 – 1962	Retirement 2025 Fund
1953 – 1957	Retirement 2020 Fund
1948 – 1952	Retirement 2015 Fund
1943 – 1947	Retirement 2010 Fund
1942 or before	Retirement 2005 Fund

Enclosed For Your Review

Enclosed for your review are the following materials relating to the Offer:

1. Purchaser’s Offer to Purchase;

2. Tender Offer Statement on Schedule TO; and

3. Con-way’s Solicitation/Recommendation Statement on Schedule 14D-9.

In considering whether to tender your Shares, you should also review the Previous Notice as well as the Trustee Instruction Form included with the Previous Notice.

Your Decision is Confidential

All instructions received by Computershare Trust Company, N.A. (the “Independent Plan Tabulator”) from individual participants and beneficiaries will be held in confidence and will not be divulged to any person, including Con-way, the Con-way Inc. Administrative Committee, the Purchaser or Parent, or any of their respective directors, officers, employees or affiliates, except the Independent Plan Tabulator will instruct the Directed Trustee regarding the tender instructions received from individual participants and beneficiaries.

For Additional Information

Important information relating to how to tender your shares is set forth in the Previous Notice, which you should review in conjunction with this Notice. Other important information relating to the Offer is set forth in Purchaser’s Offer to Purchase and Con-way’s Solicitation/Recommendation Statement on Schedule 14D-9. You are encouraged to review these documents when considering whether to tender the Shares allocated to your Plan account. In addition, these and all other tender offer materials that are filed with the U.S. Securities and Exchange Commission will available online at www.sec.gov.